UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2022

Commission File Number: 001-39600

EQONEX LIMITED

(Translation of registrant’s name into English)

Suites 1206-1209, Level 12

Three Pacific Place

1 Queen’s Road East

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

EQONEX Announces Appointment of New Director to the Board

EQONEX Limited (NASDAQ: EQOS), a digital assets financial services company, today announced the appointment of Daniel Ling to the EQONEX Board of Directors (the “Board”), effective immediately. Daniel - who will take up his position earlier than expected - will replace Helen Hai, who will step down from her position on the Board.

Daniel is currently the Director of Strategy for Bifinity UAB (“Bifinity”). Daniel has more than 27 years of financial and risk management experience, having held various roles at Bridgewater Associates, PricewaterhouseCoopers, the Singapore Exchange and ShoreVest Capital. Prior to joining Bifinity, Daniel served as the Chief Financial Officer of Pujiang International Group, a Hong Kong-listed technology-based manufacturing group. Daniel graduated with a Bachelor of Arts degree from Dartmouth College and received his Master of Business Administration degree from Booth School of Business at University of Chicago.

The Board would like to thank Ms. Hai for her contribution and involvement in establishing the strategic partnership with Bifinity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQONEX Limited

Date: April 28, 2022	By:	/s/ Paul Ewing
	Name:	Paul Ewing
	Title:	Chief Financial Officer